# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Krispy Kreme, Inc., CIK 0001857154
CUSIP: 50101L106
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 2116 HAWKINS STREET, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 03/02/2026
Amends the filing with accession number 0001104659-21-093087
Filed by CIK 0001579134
Persons authorized to receive notices and communications: Joachim Creus, JAB Indulgence B.V., Piet Heinkade 55, Amsterdam, Netherlands (P7), 1019 GM, 31 202 355 000; Paul T. Schnell, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001, (212) 735-3000; Sean C. Doyle, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001, (212) 735-3000

## Reporting persons
- JAB Indulgence B.V. (CIK 0001869810): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.31% of the class)
  Comment: Rows 8, 10 and 11 represent the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (the "Common Stock") (the shares of Common Stock, each a "Share" and, collectively, the "Shares"), of Krispy Kreme, Inc. (the "Company") that may be deemed to be beneficially owned by JAB Indulgence B.V. ("JAB Indulgence").
  
  The percentage ownership in Row 13 is based upon 171,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of October 31, 2025, as set forth in the Quarterly Report on Form 10-Q (the "Latest Disclosure"), filed by the Company with the United States Securities and Exchange Commission on November 6, 2025.
- JAB Holdings B.V. (CIK 0001579134): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.31% of the class)
  Comment: Rows 8, 10 and 11 represent the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Holdings B.V. ("JAB Holdings") may be deemed to have beneficial ownership of the shares held by JAB Indulgence since JAB Indulgence is a direct subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D (this "Statement") nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the Common Stock held by JAB Indulgence for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  The percentage ownership in Row 13 is based upon 171,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of October 31, 2025, as set forth in the Latest Disclosure.
- JAB Investments S.a r.l. (CIK 0001747036): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.31% of the class)
  Comment: Rows 8, 10 and 11 represent the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Investments S.a r.l. ("JAB Investments") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of JAB Investments. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  The percentage ownership in Row 13 is based upon 171,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of October 31, 2025, as set forth in the Latest Disclosure.
- JAB Holding Company S.a r.l.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.31% of the class)
  Comment: Rows 8, 10 and 11 represent the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. JAB Holding Company S.a r.l. ("JAB Holding Company") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of JAB Holding Company. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  The percentage ownership in Row 13 is based upon 171,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of October 31, 2025, as set forth in the Latest Disclosure.
- Joh. A. Benckiser S.a r.l.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.31% of the class)
  Comment: Rows 8, 10 and 11 represent the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Joh. A. Benckiser B.V. ("Joh. A. Benckiser") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Joh. A. Benckiser. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  The percentage ownership in Row 13 is based upon 171,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of October 31, 2025, as set forth in the Latest Disclosure.
- Agnaten SE: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.31% of the class)
  Comment: Rows 8, 10 and 11 represent the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Agnaten SE ("Agnaten") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Agnaten. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  The percentage ownership in Row 13 is based upon 171,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of October 31, 2025, as set forth in the Latest Disclosure.
- Lucresca SE: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 74,190,990; sole dispositive power 0; shared dispositive power 74,190,990; aggregate amount beneficially owned 74,190,990 (43.31% of the class)
  Comment: Rows 8, 10 and 11 represent the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB Indulgence. Lucresca SE ("Lucresca") may be deemed to have beneficial ownership of such shares since JAB Indulgence is an indirect subsidiary of Lucresca. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.
  
  The percentage ownership in Row 13 is based upon 171,300,000 Shares issued and outstanding (as rounded to the nearest hundred thousand Shares in the Latest Disclosure) as of October 31, 2025, as set forth in the Latest Disclosure.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: Krispy Kreme, Inc.
Address of issuer's principal executive offices: 2116 HAWKINS STREET, CHARLOTTE, North Carolina (NC), 28203
Comment: This Amendment No. 14 amends and supplements the prior statement on Schedule 13D as filed on July 16, 2021, as amended by Amendment No. 1 filed on August 31, 2021, Amendment No. 2 filed on September 13, 2021, Amendment No. 3 filed on November 29, 2021, Amendment No. 4 filed on December 2, 2021, Amendment No. 5 filed on February 25, 2022, Amendment No. 6 filed on March 18, 2022, Amendment No. 7 filed on August 17, 2022, Amendment No. 8 filed on March 1, 2023, Amendment No. 9 filed on August 11, 2023, Amendment No. 10 filed on November 22, 2023, Amendment No. 11 filed on August 13, 2024, Amendment No. 12 filed on April 25, 2025 and Amendment No. 13 filed on June 16, 2025 (as so amended, the "Schedule 13D"), by (i) JAB Indulgence B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands ("JAB Indulgence"), (ii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB Indulgence ("JAB Holdings"), (iii) JAB Investments S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings ("JAB Investments"), (iv) JAB Holding Company S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments ("JAB Holding Company"), (v) Joh. A. Benckiser B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company ("Joh. A. Benckiser"), (vi) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser ("Agnaten"), and (vii) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser ("Lucresca," and together with JAB Indulgence, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the "Reporting Persons"). Except as set forth herein, all items remain as previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Extension of Long Swap Arrangement

As previously disclosed in Amendment No. 8 to this Schedule 13D, JAB Holdings and Banco Santander, S.A. (the "Dealer") entered into a long cash-settled total return equity swap on February 28, 2023 (the "Long Swap") for establishment of long exposure with respect to a notional amount of shares of common stock, par value $0.01 per share (the "Shares"), of Krispy Kreme, Inc. (the "Company") of up to the number of Shares purchased by the Dealer with an aggregate initial price not to exceed $100,000,000 (the "Subject Shares").

On March 2, 2026, JAB Holdings and the Dealer agreed to extend the term of the Long Swap to March 1, 2028. JAB Holdings' exposure with respect to the Subject Shares remains unchanged, and the Long Swap remains in full force and effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: JAB Indulgence beneficially owns 74,190,990 Shares, which represents 43.31% of the issued and outstanding Shares as of October 31, 2025, as set forth in the Quarterly Report on Form 10-Q (the "Latest Disclosure"), filed by the Company with the United States Securities and Exchange Commission (the "Commission") on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the 74,190,990 Shares beneficially owned by JAB Indulgence. Therefore, for the purpose of Rule 13d-3, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed to be the beneficial owners of an aggregate of 74,190,990 Shares, which represents 43.31% of the issued and outstanding Shares as of October 31, 2025, as set forth in the Latest Disclosure.

Except as set forth in this Item 5(b), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.
Transactions in the class effected during the past sixty days: Except as reported in this Amendment No. 14, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person, and no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described in Item 4 above, JAB Holdings entered into an amendment to the Long Swap.

## Signatures
- JAB Indulgence B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers/Managing Director (03/04/2026)
- JAB Indulgence B.V.: /s/ Rafael Da Cunha, Rafael Da Cunha/Managing Director (03/04/2026)
- JAB Holdings B.V.: /s/ Rafael Cunha, Rafael Cunha/Managing Director (03/04/2026)
- JAB Holdings B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers/Managing Director (03/04/2026)
- JAB Investments S.a r.l.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers/Managing Director (03/04/2026)
- JAB Investments S.a r.l.: /s/ Jonathan Norman, Jonathan Norman/Manager (03/04/2026)
- JAB Holding Company S.a r.l.: /s/ Frank Engelen, Frank Engelen/Managing Director (03/04/2026)
- JAB Holding Company S.a r.l.: /s/ Jonathan Norman, Jonathan Norman/Manager (03/04/2026)
- Joh. A. Benckiser S.a r.l.: /s/ Joachim Creus, /s/ Joachim Creus/Managing Director (03/04/2026)
- Joh. A. Benckiser S.a r.l.: /s/ Jonathan Norman, Jonathan Norman/Managing Director (03/04/2026)
- Agnaten SE: /s/ Joachim Creus, Joachim Creus/Authorized Representative (03/04/2026)
- Lucresca SE: /s/ Joachim Creus, Joachim Creus/Authorized Representative (03/04/2026)